                                                                      Exhibit 99

                         A MESSAGE FROM THE CHAIRMAN

                      SPECIAL REPORT TO OUR SHAREOWNERS



                                                                 [AT&T LOGO]



        We expect the spin-off of NCR, the final phase in one of the largest corporate restructurings in history, to be completed by year's end. In the following pages, we've tried to answer questions you may have about how that spin-off affects your investment in AT&T.

        WE ARE ALSO SENDING YOU A COPY OF THE NCR INFORMATION STATEMENT WHICH CONTAINS DETAILED INFORMATION ABOUT NCR AND ITS BUSINESSES, INCLUDING FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION. ALL SHAREOWNERS SHOULD READ THIS INFORMATION STATEMENT CAREFULLY.

        People throughout AT&T have worked long and hard to successfully meet the ambitious schedule of our restructuring. In little more than a year, they will have launched two independent global corporations--Lucent Technologies and NCR--and redefined AT&T to address a dynamic, growing communications marketplace. We believe this creates strong potential to increase shareowner value.

        Obviously, this presents all of us with unprecedented challenges. But speaking for the new AT&T, the challenges also come with opportunities not seen in a century. In short, the business has been and will be tested as never before. With focus and determination we believe we can meet the challenges and achieve new rewards.

                                                Sincerely,

                                                /s/ Robert E. Allen
                                                    Robert E. Allen
                                                    November 1996

I  N  S  I  D  E

NCR SPIN-OFF RELATED EVENTS
ELECTRONIC REGISTRATION
CONSEQUENCES OF THE SPIN-OFF
WHAT'S AHEAD
TAX MATTERS
DIVIDEND IMPACT



                      WHAT THE NCR SPIN-OFF MEANS TO YOU


        Without any action on your part, as an AT&T shareowner of at least 16 AT&T shares at the time of the spin-off, you'll own shares of NCR
Corporation.

A Look at Spin-off Related Events

        The spin-off of NCR Corporation as a separate entity is quickly approaching--marking the final milestone on the extremely ambitious schedule established when AT&T announced one of the largest corporate restructurings in history on September 20, 1995. This final milestone also marks the emergence of the "new" AT&T.

        In September, shareowners received an informational brochure explaining the spin-off of Lucent Technologies and some initial information regarding the spin-off of NCR. With the NCR spin-off now at hand, we wanted to highlight the key activities.

        Information is also available via our toll-free restructuring hotline:
1-800-756-8500, 24 hours a day, seven days a week, and through the AT&T World Wide Web site (http://www.att.com).

        See inside for an overview of what you can expect to happen as a result of the NCR spin-off.

                       WHAT THE NCR SPIN-OFF MEANS TO YOU


A Look at Spin-Off Related Events
AUTOMATIC RECEIPT OF NCR SHARES

        NCR shares are scheduled for distribution on Dec. 31, 1996, to AT&T shareowners of record as of Dec. 13, 1996, with no action required on the part of shareowners.

        The spin-off ratio will be one share of NCR for every 16 shares of AT&T stock owned. If you own fewer than 16 AT&T shares you will automatically receive a cash payment instead of a fractional share of NCR.

        If you own at least 16 shares of AT&T stock:

                on or shortly after Dec. 31, 1996, you will receive an account statement from First Chicago Trust Company (the AT&T transfer agent) indicating your ownership of NCR in full and fractional shares.

                if your holdings are through a broker or nominee, your account will be credited for the appropriate number of full and fractional NCR shares. Any questions should be referred to your broker.

                Example: If you own 100 shares of AT&T common stock on Dec. 13, 1996, at the time of the spin-off you would receive an allotment of
        6.25 shares of NCR common stock.

                if you have not received your account statement by Jan. 10, 1997, please contact AT&T Shareowner Services at 1-800-348-8288.

        If you own fewer than 16 shares of AT&T stock:

                the fractional NCR shares will be aggregated and sold. The net proceeds, based on the average sales price, will be distributed to owners of fractional shares.

                in mid-January 1997, you will receive a cash payment in lieu of your fractional share from First Chicago Trust Company (the AT&T transfer agent).

                if your holdings are through a broker or nominee, your account will be credited with the cash payment in lieu of the appropriate fraction of an NCR share. Any questions should be referred to your broker.

                if you have not received your check in lieu of your fractional share by Jan. 24, 1997, please contact AT&T Shareowner Services at 1-800-348-8288.

                     [graphic depicting distribution ratio]


        Please note that your AT&T stock certificates will still be valid, and will continue to represent your investment in AT&T; they should be retained in a safe place, such as a safe deposit box.

Electronic Registration of NCR Shares

        Your NCR shares will be issued to you in electronic registration form. Electronic registration is quickly becoming the new standard in share ownership because it is less costly to the issuing company, more convenient for the shareowner and supports the U.S. Securities Industry's overall direction to a "book-entry" form of securities ownership.

        Electronic registration (sometimes referred to as "direct book-entry" or "statement-based ownership") is direct stock ownership --- just like holding a physical certificate --- without the inconvenience and risk often associated with safeguarding physical certificates. You are still the direct owner of your shares and will receive all dividends and communications directly from NCR. This process works similar to the current AT&T Dividend Reinvestment Plan where shareowners are credited with ownership of shares but do not receive physical certificates.

        Your account statement shows the number of full and fractional shares registered with NCR. This process of electronic registration reduces the risk of loss or theft.

        If, for any reason, you would feel more comfortable with a physical certificate for any or all of your whole shares, you may request a stock certificate at any time after Dec. 31, 1996, from First National Bank of Boston (the NCR transfer agent).

                   WHAT THE NCR SPIN-OFF MEANS TO YOU

Certain Consequences
of the Spin-off

        At the time of the spin-off, the value of your holdings in a single stock -- AT&T -- will be spread across two stocks -- AT&T and NCR.

        When this occurs, the market price of AT&T shares may be reduced somewhat, reflecting the full separation of NCR from AT&T. The value of NCR will be reflected separately in your NCR shares.

AT&T Trading

        On or about Dec. 11, through Dec. 31, 1996, AT&T will trade under two stock symbols -- which we expect to be at different prices -- on the New York Stock Exchange.

        Trading under ticker symbol "T" are AT&T shares including the value of NCR, and the right to NCR shares at the time of the spin-off.

        Trading under ticker symbol "T WD" (when distributed) are AT&T shares without the value of NCR or the right to NCR shares.

        After the Dec. 31, 1996 spin-off, AT&T will again only trade under one symbol; this "T" will reflect the value of AT&T without NCR.

NCR Trading

        NCR stock is expected to trade from Dec. 11 through Dec. 31, 1996, under the ticker symbol "NCR WI" (NCR when issued).

        After the Dec. 31, 1996 spin-off, NCR will trade under the ticker symbol "NCR." The timeline for the spin-off, including the stock trading information, is shown below.


Transactions During the Expected
"When Issued" Trading Period:
Dec. 11 - Dec. 31, 1996

If you are a registered shareowner:

        all AT&T shares sold through First Chicago Trust Company (pursuant to dividend reinvestment, odd lot sales, or employee plans) will be sold at the "T WD" price.

If you own shares through a broker or nominee and:

        you sell AT&T shares at the "T" price you also sell your right to NCR shares.

        See Dividend Impact for more information.

        you sell AT&T shares at the "T WD" price you retain your right to the distribution of NCR shares.



What's Ahead

Key Activities
   Expected WI Trading  NCR  Distribution of NCR Account Statements
    to Begin         Record Date*       to AT&T Shareowners Begins  [star]  [@]
     12/11             12/13                      12/31            1/10   1/24
       DECEMBER 1996                                               JANUARY 1997

"When Issued"
(WI)                       "T WD"
Trading Period           "NCR WI"                                      "NCR"

     T = AT&T                        NCR WI = NCR When Issued
     T WD = AT&T When Distributed    NCR = NCR

  * AT&T shareowners of record on 12/13/96 are entitled to the NCR share distribution on 12/31/96.

[star] If you have not received your account statement by 1/10/97, please contact AT&T Shareowner Services: 1-800-348-8288.

  @ If you have not received your check in lieu of your fractional share by 1/24/97, please contact AT&T Shareowner Services: 1-800-348-8288.

Tax Matters

        AT&T sought--and received--a ruling from the Internal Revenue Service stating, among other things, that the distribution of NCR stock to AT&T shareowners will be tax free to AT&T and its shareowners for federal income tax purposes in the United States.

        Cash received instead of a fractional share of NCR stock, however, may be taxable. Information required for any income tax declaration will be forwarded to you around the time you receive your fractional share check.

        Of course, as in any sale of stock, you must recognize any gain or loss you realize if you sell your shares in either AT&T or NCR. To determine your gain or loss from the sale of stock, you first need to calculate your original cost, known as the tax basis.

        In January 1997, you will receive information that will help you calculate the adjusted tax basis for your shares of AT&T common stock, as well as the tax basis for your shares of NCR common stock.

        Each shareowner should consult his or her tax adviser regarding the particular consequences of the distribution, including the application of state, local and foreign tax laws.

Dividend Impact

        AT&T intends to continue its $.33 per share, quarterly cash dividend rate.

        AT&T customarily declares its fourth quarter cash dividend to sharehowners of record at a date at the end of December.

        Shares purchased under the ticker symbol "T WD" will not settle until January, 1997. If you purchase shares under the symbol "T WD," you WILL NOT receive the AT&T fourth quarter cash dividend; instead the seller retains this dividend.

        If you purchase "T" shares you would be entitled to such a dividend instead of the seller.

        NCR does not currently intend to declare dividends.

        As with any company, of course, the declaration and payment of future dividends are subject to the discretion of the respective boards of directors of AT&T and NCR, and will depend on various factors.


                                  SUMMARY


WHAT'S DIFFERENT ABOUT THE NCR SPIN-OFF COMPARED TO THE RECENT LUCENT TECHNOLOGIES SPIN-OFF?

        "ELECTRONIC REGISTRATION" Vs. "CERTIFICATED" DISTRIBUTION: AT&T will distribute NCR shares to you in electronic registration form. If you own at least 16 AT&T shares, you will receive an account statement in lieu of a stock certificate representing your ownership of full and fractional NCR shares. This form of distribution eliminates the risk of loss or theft of stock certificates. At any time after the Dec. 31, 1996 distribution, stock certificates for full shares of NCR may be requested from the NCR transfer agent--First National Bank of Boston.

        SPIN-OFF RATIO: The ratio for the NCR spin-off will be one share of NCR for every 16 shares of AT&T.

        DECLARATION OF DIVIDENDS: NCR Board of Directors does not intend to declare a dividend at present.

        FRACTIONAL SHARE CHECKS: As a result of the Lucent spin-off, nearly all shareowners received fractional share checks. With NCR, Shareowners will receive checks for fractional shares only if they own fewer than 16 shares of AT&T.

        TRANSFER AGENTS: First National Bank of Boston will act as the transfer agent for NCR. They will be your point of contact for matters regarding the administration of your NCR shares after the Dec. 31, 1996 distribution.
Matters related to your AT&T shares should continue to be referred to First Chicago Trust Company. (See contact information below.)

Contact Information
For questions regarding your AT&T stock or the NCR spin-off contact:
AT&T Shareowner Services: 1-800-348-8288, 9AM to 7PM-EST
Outside USA: 201-324-0293
TDD/TTY: 1-800-822-2794
Web Site: http://www.att.com
Internet: fctc@attmail.com
AT&T Mail: !fctc

(C) 1996 AT&T [recycled paper Logo] Printed on recycled paper